

May 25, 2011

Via U.S. Mail

Ruth Cruz Santos
Chief Executive Officer
Laredo Resources Corp.
Hero de Nacarozi #10, PO Box 177
C.P. 63732 Colonia Centro
Bucerias, Nayarit
Mexico

> **Re:    Laredo Resources Corp.**
> **Registration Statement on Form S-1, as amended by**
> **Amendment No. 3**
> **Filed May 19, 2011**
> **File No. 333-171457**

Dear Ms. Cruz:

We have reviewed your registration statement and have the following comment.  Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Prospectus cover page

1.    Please disclose that there is no current trading market for your common stock.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

2.    We note from page F-10 that your CEO loaned the company $10,000 on February 15, 2011.  Please disclose this in the Liquidity and Capital Resources section.  Further, include similar disclosure in the Certain Relationships and Related Transactions section and file the note as an exhibit.

You may contact Mark Shannon, Staff Accountant, at 202-551-3299 or Mark Wojciechowski, Accountant Branch Chief, at 202-551-3759 if you have questions regarding comments on the financial statements and related matters.

Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs for

Larry Spirgel
Assistant Director

cc:       Via facsimile to 702-868-3312
The Law Offices of Ryan Alexander